EXHIBIT 2.1

Private & Confidential	Execution Copy
Dated 14 July 2007
MR. Han Zhiqiang
MR. Tong Zhijun
and
Beijing Med-Pharm Corporation

SALE AND PURCHASE AGREEMENT
relating to the sale and purchase of
49% of the issued share capital of
Hong Kong Fly International Health Care Limited

SCHEDULES

Number	Description	Page
I	PARTICULARS OF THE COMPANY	20
II	SELLER’S WARRANTS	21
III	HE LICENSE AGREEMENT ON TRADEMARKS AND THE LIST OF SUNSTONE OR THE COMPANY	29
IV	THE LICENSE AGREEMENT ON PATENTS AND THE LIST OF THE PATENTS LICENSED TO SUNSTONE BY HAN ZHIQIANG	30
EXECUTION 19

SALE AND PURCHASE AGREEMENT
The Sale and Purchase Agreement (hereinafter referred to as “Agreement”) dated July 14, 2007 is made BETWEEN :
Han Zhiqiang, a citizen of the People’s Republic of China (hereinafter referred to as “PRC”, not including Hong Kong, Tai Wan and Macao for the purpose of this Agreement) with PRC nationality, with PRC identity card No. 130202196402110035, and domicile of RM 501, Unit 4, BLDG 104, Guangming Xili Yiqu, Lubei Qu, Tanshan Hebei Province, PRC;
Tong Zhijun, a citizen of PRC with PRC nationality, with PRC identity card No. 110105590715115, and domicile of No. 1 Nei, No. 3, 4 Xiang, Hujialou Xili, Chaoyang, Beijing, China;
     (Han Zhiqiang and Tong Zhijun collectively hereinafter referred to as “Vendor”)
Beijing Med-Mharm Corporation, a public company incorporated under the laws of Delaware of the United States of America and listed and traded on the NASTAQ Global Market under the symbol of BJGP, having its registered office at 600 W. Germantown Pike, Suite 400, Plymouth Meeting, PA 19462, the United States of America (hereinafter referred to as “Purchaser”).
Whereas:
(A)	Hong Kong Fly International Health Care Limited, a company incorporated under the laws of Hong Kong, the particulars of which are set out in Schedule I (hereinafter referred to as “Company”).
(B)	As of the date of this Agreement, Han Zhiqiang and Tong Zhijun is the registered and beneficial owner of the 10 million ordinary shares respectively and of HK$ 1.00 each, each holding 50% of the aggregate issued share capital of the Company respectively.
(C)	Sunstone (Tangshan) Pharmaceuticals Co., Ltd. (hereinafter referred to as “Sunstone”), a foreign invested enterprise duly incorporated and validly existing under the laws of PRC. As of the date of this Agreement, the Company holds 100% equity interest in Sunstone.
(D)	The Vendor has agreed to sell to the Purchaser 9.8 million ordinary shares, representing 49% shares of the aggregate issued share capital of the Company pursuant to the terms and conditions contained in this Agreement: Han Zhiqiang has agreed to sell 4.9 million ordinary shares, representing 24.5% shares of the aggregate issued share capital of the Company and Tong Zhijun has agreed to sell 4.9 million ordinary shares, representing 24.5% shares of the aggregate issued share capital of the Company. The Purchaser has agreed to purchase and acquire such shares pursuant to the terms and conditions contained herein.

AND NOW IT IS HEREBY AGREED as follows:
1.	DEFINITIONS AND INTERPRETATION
1.1	For the purpose of this Agreement, unless otherwise expressed or required by context, the following expressions shall have the respective meanings set opposite thereto as follows:

Sale Shares	Means the definition as defined in Clause 2.3 of this Agreement.

Business	Means the business activities legally carried out or to be developed by the Company or Sunstone in accordance with their respective applicable laws, governmental requirements and provision of their valid business licenses where Business of Sunstone shall include production of maternal and child drugs, western and Chinese medicines, sale of self-manufactured products, purchase of self-consumed raw materials [Chinese herbs, agricultural products (other than restricted by the State)] and transportation of goods.

Audited Accounts	Means the audited financial statements of Sunstone by 31 December 2006.

Audited Accounting Date	Means December 31, 2006

Management Accounts	Means the un-audited balance sheet and the un-audited profit and loss account[s] of the Company for the period of six months before Management Accounts Date.

Management Accounts Date	Means the last day of the previous month of the month of Completion Date.

Satisfaction Date of Conditions	Means the date when the conditions precedent set forth in Clause 3.2 are fully satisfied which shall be no later than September 30, 2007 unless otherwise expressly agreed by the Parties.

Completion	Means the completion of the sale and purchase of the Sale Shares in accordance with Clause 5.

Completion Date	Means the date on which Completion takes place. For the purpose of this Agreement, it means the fifth business day as from the Satisfaction Date of Conditions as set forth in Clause 3.2.

Business Day	Means a day, other than a Saturday or Sunday or public holiday, on which banks are open for business in Hong Kong.

Consideration	Means the consideration for the sale and purchase of the Sale Shares as set out in Clause 4.

Vendor’s Warranties	Means the representations, warranties and undertakings contained or referred to in Clause 7 and the Schedule II and any other representations, warranties and undertakings made or provided by Vendor under this Agreement (including all Schedules herein).

Purchaser’s Warranties	Means the representations, warranties and undertakings by Purchaser as set out in Clause 8.

Hong Kong	Means the Hong Kong Special Administration Region of PRC.

Intellectual Property Rights	Means all inventions, patents, registered designs, design rights, database rights, copyrights, neighboring rights, know-how, trade marks, commercial software, commercial computer program, goodwill and the pending applications with respect to the above (if applicable).

Parties	Means the parties to this Agreement; and “Party” means any one of them.

Related Party	Means during any time of a certain financial period, any party direct or indirect controls, controlled by or under common control with the other party; or the influence one party could impose on the other party reaches to such extent that the other party could not pursue its own independent interests in any event.

PRC	Means the People’s Republic of China.

Shareholder(s)	Means all those persons holding Shares from time to time; and “Shareholder” means any one of them.

Share (s)	Means share(s) with a par value of HK$1 each in the registered capital of the Company

Subsidiary	Means any subsidiary of the Company (as defined in the Companies Ordinance, Cap 32 of the Laws of Hong Kong).

Material Adverse Change	Means any change, event or effect that individually or in the aggregate might have a material adverse effect on the value of Sale Shares, Company or Sunstone’s business, results of operations, assets, financial condition or the transactions contemplated by this Agreement (including without limitation any change of governing laws or the change or deterioration of local or international pharmaceutical markets).

Taxation	Means all forms of tax, duty, rate, levy or other imposition imposed by any governmental authority or any regulatory body in Hong Kong, PRC, or elsewhere, including without limitation, capital gain tax, provisional capital gain tax, interest tax, property tax, real estate tax, land use fees, increment tax on land value, income tax, value added tax, withholding tax, individual income tax, stamp duty, capital duty, death duty, contribution and any interest, fine, penalty or surcharge in connection with any such taxation.

HK$	Means Hong Kong dollars, the lawful currency of Hong Kong.

US$	Means the United States dollars, the lawful currency of the United States of America.

1.2 The headings to the Clauses of this Agreement are for ease of reference only and shall be ignored in interpreting this Agreement.
1.3 The Schedules herein shall be deemed to form part of this Agreement with equal legal effect.
1.4 Words and expressions in the singular include the plural and vice versa.
1.5 Reference to persons includes any public body and any body of persons, corporate or unincorporated.
2. SALE AND PURCHASE OF THE SALE SHARES
2.1 Subject to the terms and conditions contained in this Agreement, Han Zhiqiang agrees to sell and the Purchaser, in reliance on Vendor’s Warranties, agrees to purchase from Han Zhiqiang 4.9 million ordinary shares, representing 24.5% of the issued share capital of the Company, free from all liens, charges, encumbrances, claims, proprietary defects, pre-emption rights, equity rights and other third party rights whatsoever and together with all rights attached to the Sale Shares after the date of this Agreement including any shares to be allotted, dividend and bonus or other interests to be distributed attached to the Sale Shares after the date of this Agreement;
2.2 Subject to the terms and conditions contained in this Agreement, Tong Zhijun agrees to sell and the Purchaser, in reliance on Vendor’s Warranties, agrees to purchase from Tong Zhijun 4.9 million ordinary shares, representing 24.5% of the issued share capital of the Company, free from all liens, charges, encumbrances, claims, proprietary defects, pre-emption rights, equity rights and other third party rights whatsoever and together with all rights attached to the Sale Shares after the date of this Agreement including any shares to be allotted, dividend and bonus or other interests to be distributed attached to the Sale Shares after the date of this Agreement;
2.3 The above-mentioned shares specified in Clause 2.1 and 2.2 are hereinafter referred to as “Sale Shares” collectively.
2.4 The Purchaser shall be not obliged to purchase any part of the Sale Shares, unless the sale and purchase of such shares of Han Zhiqiang to be sold to the Purchaser and of such shares of Tong Zhijun to be sold to the Purchaser complete simultaneously according to this Agreement.

3.	CONDITIONS PRECEDENT
3.1	The Completion contemplated hereunder shall be conditional upon the following conditions being fulfilled to the satisfaction of the Purchaser:
(a)	The Parties to this Agreement have obtained all necessary consents, authorization or other approvals in connection with the entering into and performance of this Agreement and transfer of the Sale Shares.

(b)	All the representations, covenants and warranties provided by the Vendor hereunder (including Schedule II) are true, accurate and complete in all respects. The Vendor is not in breach of any stipulations or terms and conditions hereunder commencing from the date of this Agreement to the Completion Date (including the Completion Date).

(c)	A certified true copy of the board resolutions of the Company in the agreed terms has been made and issued by the Company, the contents of which shall be agreed by the Parties and shall include, inter alias, the terms and conditions set out in Clause 5.2(d) below.

(d)	The Purchaser, Han Zhiqiang and Tong Zhijun have executed the “Shareholders Agreement” in relation to the Company.

(e)	The Company has been duly incorporated and validly existing and the Vendor have fully contributed to the Company in accordance with the applicable laws and thus duly holding all shares of the Company.

(f)	The Company legally holds 100% equity interests in Sunstone;

(g)	The Vendor has completed the restructuring of the Board of Directors of Sunstone in accordance with relevant procedures as required by relevant laws and regulations of PRC, and the Articles of Association of Sunstone and the Shareholder Agreement. After restructuring, the Board of Directors of Sunstone shall be composed of 5 members, 2 of which shall be nominated by the Purchaser and shall be appointed as the board members of Sunstone in accordance with relevant procedures as required by relevant laws and regulations of PRC and the Articles of Association of Sunstone.

(h)	The Vendor has assisted the Purchaser to complete the restructuring of the Board of Directors of the Company in accordance with relevant procedures as required by relevant laws and regulations of Hong Kong, the Article of Association of the Company and the Shareholder Agreement. After restructure, the Board of Directors of the Company shall be composed of 5 members, 2 of which shall be nominated by the Purchaser in accordance with relevant procedures as required by relevant laws and regulations of Hong Kong and the Articles of Association of the Company.

(i)	Han Zhiqiang and Sunstone have executed “License Agreement on Trademarks” upon confirmation by the Purchaser and such agreement has been duly registered with relevant governmental authorities, whereby Han Zhiqiang irrevocably license Sunstone to exclusively use the trademarks listed in Schedule III free of any charge in accordance with such agreement.

(j)	Han Zhiqiang and Sunstone have executed “License Agreement on Patents” upon confirmation by the Purchaser and such agreement has been duly registered with relevant governmental authorities, whereby Han Zhiqiang irrevocably license Sunstone to exclusively use the intellectual property rights under the patent rights and patent application rights listed in Schedule IV free of any charge in accordance with such agreement.

(k)	No Material Adverse Change has occurred or exists in the Company or Sunstone as of December 31, 2006.
3.2	If the above conditions precedent have not been fully fulfilled up to 30 September 2007, the Purchaser shall have the right to terminate this Agreement by written notice (other than Clauses 15, 17, 18, 20 and 21 which shall remain to be effective).

3.3	The Vendor and the Purchaser shall use their respective best endeavors to procure that the conditions precedent in Clause 3.1 above are satisfied not later than the date specified in Clause 3.2.

4.	CONSIDERATION

4.1	Based on the net asset value of Sunstone recorded in the audited financial report dated 31 December 2006, the consideration for the Sale Shares shall be US$ 32 million (hereinafter referred to as “Consideration”), among which, US$ 16 million shall be paid by the Purchaser to Han Zhiqiang and US$ 16 million shall be paid by the Purchaser to Tong Zhijun. The payments shall be made by the Purchaser in accordance with the following methods:
(a)	The Purchase shall pay 15% of the Consideration equivalent of US$ 4.8 million to the Vendor within five business days after the date of this Agreement, among which US$2.4 million to Han Zhiqiang and US$2.4 million to Tong Zhijun.

(b)	The Purchaser shall pay 85% of the Consideration equivalent of US$ 27.2 million to the Vendor within five business days after fully satisfaction of the conditions precedent set forth in Clause 3.1 of this Agreement and no later than five business days after 30 September 2007, among which US$ 13.6 million shall be paid to Hanzhiqiang and US$ 13.6 million to Tong Zhijun.
4.2	The Purchaser agrees to pay the above Consideration pursuant to the specification of this Agreement, through telegraphic transfer to a Hong Kong bank account designated by the Vendor in writing no later than five business day prior to the payment dates of the relevant Consideration as specified in Clause 4.1.

5.	COMPLETION

5.1	Subject to Clause 6 of this Agreement, Completion shall take place at the domicile of the Company on the fifth business day after the fulfillment of the above conditions precedent or at such other place and/or at such other time as the parties hereto may agree in writing from time to time.

5.2	On the Completion Date, the Vendor shall deliver to the Purchaser, inter alias, the following documents:
(a)	Transfer note and instrument for transfer in respect of the Sale Shares together with the relative original share certificates, and other relevant documents indicating the title or relating to the title as of the date of issuance of the Sale Shares, including without limitation relevant declaration of trust (if any), and the relevant transfer or alteration documents concerning all of the transfer or alteration of the Sale Shares which occur before the date of this Agreement.

(b)	Evidence in a form reasonably satisfactory to the Purchaser of satisfaction of the Conditions precedent, including without limitation:
(i)	documents evidencing that Sunstone has been legally and solely owned by the Company, including without limitation the photocopies of the Approval Certificate, Business License, the Articles of Association of the Company and the Capital Verification Report issued by PRC certified public accountants which indicates the Company holds 100 per cent ownership in Sunstone;

(ii)	the “License Agreement on Trademarks” as set out in Clause 3.1(i) and duly executed by Han Zhiqiang and Sunstone and accepted by the Purchaser; documents evidencing such agreement has been duly registered with relevant trademark administration authority;

(iii)	the “License Agreement on Patents” as set out in Clause 3.1 (k) and duly executed by Han Zhiqiang and Sunstone and accepted by the Purchaser; documents evidencing such agreement has been duly registered with relevant patent administration authority.

(iv)	documents concerning appointment of new directors of Sunstone and the member list of the new board of directors registered with relevant industrial and commercial authorities.

(v)	documents concerning appointment of new directors of the Company and the member list of the new board of directors registered with relevant companies registry in Hong Kong.
(c)	Monthly Management Accounts for that current month of the Management Accounts Date;

(d)	A certified true copy of the minutes of a meeting of the board of directors of the Company (the contents thereof having been accepted by the Purchaser) at which the directors have approved:
(i)	The execution of this Agreement by the Vendor and the Purchaser whereby the Vendor proposes to transfer the Sale Shares to the Purchaser pursuant to this Agreement; the registration of the relevant shares transfer into the books of the Company and issuance of share certificates to the Purchaser in respect of the Sale Shares under the condition that all relevant stamp tax have been duly paid in.

(ii)	the appointment of such persons as the Purchaser may nominate as directors of the Company taking effect from the Completion Date;
5.3	As of the Completion Date, the Purchaser shall delivery to the Vendor the copy of board resolution of the Purchaser approving the contemplated transaction hereunder.

5.4	The Vendor shall guarantee that the Company and Sunstone shall convene board meetings respectively to appoint directors as stipulated in Clause 5.2(b) in accordance with the requirements of the Purchaser.

6.	PURCHASER’S REMEDIES

6.1	If prior to Completion Date, it becomes apparent that the Vendor are in breach of any of the representations, warranties or undertakings under this Agreement (including Schedule II), the Purchaser shall be entitled, in addition to and without prejudice to all other rights and remedies available to the Purchaser in respect thereof, to rescind this Agreement by notice in writing to the Vendor to that effect whereupon:

(a)	the Vendor shall forthwith indemnify the Purchaser in full for and against all costs, charges and expenses (including, but not limited to, all legal and other professional fees and expenses) incurred by the Purchaser in connection with the negotiation, preparation and rescission of this Agreement; and the Vendor shall forthwith refund the Purchaser in full for any part of the Sale Price that has been paid by the Purchaser (the Vendor shall deposit the payment which it is obliged to refund or indemnify the Purchaser into the bank account the Purchaser designates, if requested by the Purchaser)

(b)	all other provisions of this Agreement shall cease and determine except for Clause 15, 17, 18, 20 and 21 of this Agreement.
6.2	After the Completion Date, the Vendor hereby agree to indemnify the Purchaser in respect of all its costs (including all its legal costs) or expenses which the Purchaser may incur either before or after the commencement of any action in connection with:
(a)	the settlement of any claim that any of the Warranties are untrue or misleading or have been breached;

(b)	any legal proceedings in which the Purchaser claims that any of the Warranties are untrue or misleading or have been breached and in which judgment is given for the Purchaser;

(c)	the enforcement of any such settlement or judgment.
6.3	In the event that, due to any reasons other than any of the Parties hereof, all of the Conditions Precedent as set out in the Clause 3.1 have not been fulfilled on or prior to the Satisfaction Date of Conditions as specified in Clause 3.2, or the Completion as set out in Clause 5.1 has not been completed on or prior to the Completion Date, any of the Parties hereof has no right to claim against the other Party in respect of the cost, fees, expenses or any other relevant losses arising out of the execution and performance of this Agreement, unless otherwise agreed.
6.4	In the event that, due to the reasons of the Vendor hereof, all of the Conditions Precedent as set out in the Clause 3.1 have not been fulfilled on or prior to the Satisfaction Date of Conditions as specified in Clause 3.2, or the Completion as set out in Clause 5.1 has not been completed on or prior to the Completion Date, the Vendor shall be deemed to have breached this Agreement. Under such circumstances, the Purchaser has the right to choose to rescind this Agreement according to Clause 3.2 and to require the Vendor to bear the liabilities of compensating the Purchaser for damages pursuant to any applicable laws and this Agreement and the Vendor shall fully refund to the Purchaser all of the consideration the Purchaser has paid within five business days after the requirement of refunding of the Consideration is made in writing by the Purchaser; or the Purchaser has the right not to choose to rescind this Agreement, nonetheless the Vendor shall bear the liabilities of compensating the Purchaser for damages in accordance with the applicable laws and this Agreement.

6.5	In the event that, due to the reasons of the Purchaser hereof, all of the Conditions Precedent as set out in the Clause 3.1 have not been fulfilled on or prior to the Satisfaction Date of Conditions as specified in Clause 3.2, or the Completion as set out in Clause 5.1 has not been completed on or prior to the Completion Date, the Purchaser shall be deemed to have breached this Agreement and it shall pay to the Vendor a penalty equivalent to 2% of the Consideration, i.e. US $ 640,000. The penalty shall be deducted from the Consideration paid to the Vendor by the Purchaser and the balance of the Consideration shall be fully refunded to the Purchaser within five business days after the requirement of refunding of the Consideration is made in writing by it.

6.6	The rights of the Purchaser pursuant to Clause 6 shall not restrict any of its rights or its ability to claim damages on any basis available to it in the event of a breach of any of the Warranties or any of them proving to be untrue or misleading.

7.	WARRANTIES BY THE VENDOR

7.1	The Vendor hereby unconditionally and irrevocably represents and warrants to and undertakes with the Purchaser that the statements in Schedule 2 are as at the date hereof and will be for all times up to and including the Completion Date, true and correct in all respects and not misleading in any respect.

7.2	The Purchaser’s rights in respect of each of the said representations, warranties, undertakings and indemnities contained in this Agreement (including all Schedules) will survive the Completion Date and continue in full force and effect notwithstanding the Completion Date and shall not be affected by any information relating to the Company and Sunstone of which the Purchaser has knowledge.

7.3	The Vendor acknowledges that the Purchaser is entering into this Agreement in reliance upon representations in the terms of the representations, warranties, undertakings made by the Vendor.

7.4	The rights and remedies of the Purchaser in respect of the representations, warranties, undertakings shall not be affected by any investigation made by or on behalf of the Purchaser into the affairs of (including without limitation legal and financial due diligence) the Company and Sunstone.

7.5	Any of the representations, warranties and undertakings set out in this Clause shall be construed as separate and independent and (save where expressly provided to the contrary) shall not be limited or restricted by reference to or inference from the terms of any other term of this Agreement or any other Warranty.

7.6	Prior to the Completion Date, if any of the warranties, representations or undertakings set out in this Clause and Schedule 2 is found to be untrue, inaccurate or misleading or has not been fully and/or punctually carried out in any respect, or in the event of the Vendor becoming unable or failing to do anything required under this Agreement to be done by it at or before the Completion Date, and if any of the aforesaid comes to the knowledge of the Vendor, the Vendor shall forthwith notify the Purchaser thereof, and in all these events, the Purchaser shall not be bound to procure the completion of the sale and purchase of the Sale Shares and may by notice in writing rescind this Agreement, in which event the Vendor shall perform all the duties under Clause 6.1(a) and the parties hereto shall be discharged from their respective further obligations hereunder except for their obligations under Clauses 15, 17, 18, 20, and 21 and without prejudice to the rights of either party in respect of antecedent breaches.

7.7	Han Zhiqiang and Tong Zhijun, together as the Vendor shall bear the joint and several liabilities with respect to the Warranties and other obligations and duties under this Agreement.

8.	WARRANTIES BY THE PURCHASER

8.1	The Purchaser is a company which is duly established and validly existing in accordance with the jurisdictional laws.

8.2	The Purchaser has obtained all necessary approvals, permits, consents or authorization in connection with the entering into and performance of this Agreement and has obtained all necessary rights, powers and capacity to execute and perform all of the obligations and liabilities under this Agreement; this Agreement, when concluded, shall be legally and validly binding on the Purchaser.
8.3	The execution or performance of this Agreement shall not be in violation of any applicable laws, regulations, ordinance, decree or order or the interpretations in respect of the aforesaid formulated by the governmental authorities having jurisdiction over the Purchaser, its business, finance, operation, assets or the capacity to perform this Agreement, nor shall it violate or conflict with the

Purchaser’s articles of association or any terms of its by-laws or any material contracts or agreements to which it is a party or binding on itself or its assets.

8.4	The representative signing on this Agreement has been duly authorized, having the right to execute this Agreement on behalf of the Purchaser.

8.5	The Purchaser shall pay the Consideration in full to the Vendor according to this Agreement.
8.6	The representations, warranties and undertakings made by the Purchaser in this Agreement are, as at the date hereof and afterwards, true and correct and complete in all respects and not misleading in any respect.
9.	OBLIGATIONS AFTER EXCUTION OF THIS AGREEMENT

Save for the need of the daily operation and management and being agreed in writing by the Purchaser in advance, the Vendor shall, before the Completion hereof or termination of this Agreement (whichever is earlier), procure and ensure that the Company and Sunstone and their Related Parties shall not:
(a)	carry out any conducts not in the ordinary business; or

(b)	make any disposal of any assets of the Company with book value in excess of US$ 100,000, inter alias in the form of acquisition, loan, cost, creation or renewal of security (including without limitation guarantee, mortgage, pledge, lien, encumbrance or any other third party right), dividend, investment, capital contribution, joint ventures, partnership, profit sharing; or decrease the share capital or registered capital of the Company or Sunstone.
10.	NON-COMPETITION

10.1	After the execution of this Agreement, Han Zhiqiang shall take the post of General Manager (President or Chief Executive Officer) in accordance with the appointment of the Board of Directors of the Company and conduct its duties according to the employment contract entered into between him and the Company or Sunstone and the authorization thereof. The term of the first General Manager is five years.

10.2	After the execution of this Agreement, the Parties hereof shall avoid any occurrence of competition between themselves in products and sale territories etc. on the principles of mutual co-ordination, mutual benefits and interests and common development. In the event that a competition situation occurs among the Shareholders of the Company and Sunstone in products or sale territories, the Shareholders or Sunstone shall actively co-ordinate with each other and settle it through consultation.

11.	SEVERABILITY

If at any time any one or more provisions hereof is or becomes invalid, illegal, unenforceable or incapable of performance in any respect, the validity, legality, enforceability or performance of the remaining provisions hereof shall not thereby in any way be affected or impaired.

12.	ENTIRE AGREEMENT
This Agreement together with its Schedules constitutes the entire agreement and understanding between the parties in connection with the subject-matter of this Agreement and supersedes all previous proposals, representations, warranties, agreements or undertakings relating thereto whether oral, written or otherwise and (save as expressly provided or reserved herein) neither party has relied on any such proposals, representations, warranties, agreements or undertakings.

13.	ACCESS

The Vendor shall procure that as from the date of this Agreement the Purchaser and any persons authorized by it shall be given full access to the employees, premises, plant, machinery, books of account, records and documents of the Company and Sunstone and the directors and employees of the Company and Sunstone shall be instructed to give promptly to the Purchaser and any persons authorized by it all information in relation to the Company and Sunstone that the Purchaser may request. And the Purchaser shall have the right to appoint auditing firms or law firms at its discretion to carry out auditing or legal due diligence upon the Company and the Purchaser and all of the relevant expenses incurred shall be born by the Purchaser..

14.	TIME

14.1	Time shall be of the essence of this Agreement. The Parties hereto shall perform their respective obligations within the performance period as agreed in this Agreement.

14.2	No time or indulgence given by any party to the other shall be deemed or in any way be construed as a waiver of any of its rights and remedies hereunder.

15.	ANNOUNCEMENTS AND CONFIDENTIALITY
15.1	Save as required by any applicable law, court order, or any governmental or regulatory authorities (including without limitation the stock exchange on which the Purchaser listed), neither of the parties hereto shall make any announcement of or release or disclose any information concerning this Agreement or the transaction contemplated hereof or relevant data or materials of Sunstone and the Company to any newspaper, or any persons or institutions (save as disclosed to their respective professional advisers under a duty of confidentiality) without the prior written consent of the other parties hereto.

15.2	This Clause shall remain effective notwithstanding Completion or termination of this Agreement.

16.	ASSIGNMENT
This Agreement shall be binding on and shall enure for the benefit of the successors and assigns of the parties hereto but shall not be assigned by any party without the prior written consent of the other parties hereto.

17.	NOTICES AND OTHER COMMUNICATION

17.1	Any notice or communication under this Agreement shall be in writing in Chinese and English, and signed by or on behalf of the Party giving it and may be delivered personally, sent by fax or registered post to the address and for the attention of the other Party set out in clause 17.2 (or as otherwise notified from time to time hereunder). Any notice so served by fax or registered post shall be deemed to have been received in the following circumstances if there is lack of evidence of receiving it at earlier time:
(a)	in the case of fax, twelve (12) hours after the time of dispatch;

(b)	in the case of registered post, forty-eight (48) hours from the date of posting in the case of non-international post and seventy-two (72) hours from the date of posting in the case of international post.
17.2	The addresses of the Parties for the purpose of clause 17.1 are as follows:
Han Zhiqiang:
Address: Huo Ju Road, Tangshan Hi-tech Development Zone, Hebei Province, PRC.
Post code: 063020
Recipient: Han Zhiqiang
Fax: 0315-3177876

Tong Zhijun:
Address: Huo Ju Road, Tangshan Hi-tech Development Zone, Hebei Province, PRC.
Post code: 063020
Recipient: Tong Zhijun
Fax: 0315-3177876
Purchaser: Beijing Med-Pharm Corporation
Address: Room 1908, Kuntai International Mansion, No. B12 Chaowai Street,
Chaoyang District, Beijing 100020, China.
Recipient: Gao Xiaoying
Fax: 010-58797704
18.	COSTS AND EXPENSES

Each of the parties hereto shall bear their own legal and professional fees, costs and expenses incurred by the parties hereto in the negotiation, preparation, execution and completion of this Agreement. The stamp duty incurred in connection with this Agreement shall be borne by the Vendor and the Purchaser in equal shares. The Vendor shall be solely liable and responsible for any and all taxes in connection with the sale and transfer of the Sale Shares, or on the profit derived by the Vendor from such sale and transfer of the Sale Shares hereof.

19.	COUNTERPART

This Agreement is executed in English and Chinese in six counterparts. Each Party shall hold two copies, and all of the copies shall have the same effect.

20.	GOVERNING LAW AND DISPUTE RESOLUTION

20.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

20.2	If any dispute, controversy or claim (hereinafter referred to as “Dispute”) between any of the Parties arises out of or in connection with this Agreement, including the breach, termination or invalidity of them, they shall use all reasonable endeavours to resolve the matter amicably. If one Party gives the other notice that a Dispute has arisen and the Parties are unable to resolve the Dispute within a period of thirty (30) days of service of the notice, then any Party shall resort to arbitration against the other Party in accordance with the UNCITRAL Arbitration Rules in force for the time being.
(a)	the seat of arbitration shall be the Hong Kong at the Hong Kong International Arbitration Centre (hereinafter referred to as “HKIAC”);

(b)	the appointing authority of arbitrators shall be the HKIAC;

(c)	the tribunal shall consist of one (1) arbitrator who must be proficient in both the English and Chinese languages and shall be appointed by HKIAC;

(d)	The language to be used in such arbitration proceedings shall be English.
20.3	The arbitral award shall be final and binding on all the Parties (regardless of whether they are parties to the arbitration proceedings or not), and may be enforced by any court or judicial authority having competent jurisdiction over the party or its assets against whom the arbitral award is to be enforced.

20.4	In the course of arbitration, this Agreement shall continue to be performed except for the part which the Parties are disputing and which is undergoing arbitration.

20.5	By agreeing to arbitration pursuant to this Clause, the Parties waive irrevocably their right to any form of appeal, review or recourse to any state court or other judicial authority (save the enforcement of relevant arbitral awards).

21.	PROCESS AGENT

21.1	The process agent of the Vendor, namyly Han Zhiqiang with his address at Room D 10/F, China Overseas Plaza, No. 139 Hennessy Road, Wanchai, Hongkong and Tong Zhijun with his address at Room D 10/F, China Overseas Plaza, No. 139 Hennessy Road, Wanchai, Hongkong,; the process agent of BMP is Gao Xiaoying, with his/her address at 600 W. Germantown Pike, Suite 400 Plymouth Meeting, PA. The Process agent shall receive on behalf of it in Hong Kong any of the summons, writs, arbitral or other legal documents of the arbitration or other legal or claim procedures in relation to this Agreement (hereinafter referred to as “Summon Documents”).

21.2	Any such Summon Documents will be deemed to have been duly served on a Party if they are served on the process agent.

IN WITNESS whereof, this Agreement has been executed on the day and year first above written.
Vendor:
Signed by Han Zhiqiang:
/s/ Han Zhiqiang

Signed by Tong Zhijun:
/s/ Tong Zhijun

Purchaser:
Signed by: David Gao (Xiaoying Gao)
On behalf of
Beijing Med-Pharm Corporation
President &CEO
/s/ David Gao (Xiaoying Gao)

SCHEDULE I
PARTICULARS OF THE COMPANY

Name	Hong Kong Fly International Health Care Limited

Company Number	871043

Place of Incorporation	Unit D, 10/F, China Overseas Building, 139, Hennessy Road, Wanchai, Hong Kong.

Date of Incorporation	November 17, 2003

Authorized Share Capital	HK$20,000,000 divided into 20,000,000 ordinary shares

Issued Share Capital	HK$20,000,000 divided into 20,000,000 ordinary shares

Registered Shareholders	1.Han Zhiqiang: holding 10,000,000 ordinary shares 2.Tong Zhijun: holding 10,000,000 ordinary shares

Directors	Han Zhiqiang, Tong Zhijun

SCHEDULE II
VENDORS’ WARRANTS
Special provision: Unless there was any other special stipulation otherwise, the Company shall mean itself and its Related Party, including but not limited to Sunstone and its subsidiaries. The warranties, representatives and promises made by the Vendor to the Purchaser in this Agreement and Schedule II thereof shall also be applicable to the Company and its Related Party; the Vendor shall procure and ensure that the Company and its Related Party, including but not limited to Sunstone and its subsidiaries will perform their obligations and responsibilities in accordance with these warranties, representatives and promises under this Schedule hereof.
1.	INFORMATION

1.1	All information which has been given to the directors, officers, auditors, financial advisers, legal representatives or officials of the Company to the Purchasers or to the legal representatives, accountants or agents of the Purchaser in the course of the negotiation leading to this Agreement is true and accurate in all respects and not misleading in any respect.

1.2	The facts set out in the Recitals and the Disclosure Letter are true and accurate in all respects.

1.3	All facts concerning the Sale Shares and the business and affairs of the Company material for disclosure to an intending purchaser of the Sale Shares have been disclosed to the Purchaser and the Vendor are not aware of any facts or circumstances which might reasonably affect the willingness of a willing purchaser to purchase the Sale Shares on the terms of this Agreement.

2.	SHARES TRANSFER

The Vendor shall have the proprietary right over the shares to be transferred. No other third party has any kind of rights over the shares to be transferred, nor any unissued shares or loan capital (if any); there is also no pledge, other beneficial interests or any third party’s interest over the shares to be transferred.

3.	ACCOUNTING STATEMENTS

3.1	The Accounts have been prepared in accordance with the laws of the country where the company is legally registered and established at (“Resident Country”), and on a consistent basis in accordance with generally accepted accounting principles and practices in the Resident Country; and audited in accordance with all applicable Statements of standard Accounting Practice of the Society of Accountants in the Resident Country.

3.2	Except as stated in the audited balance sheet and profit and loss accounts for such year no change in the policies of accounting have been made in preparing the accounts of the Company for each of the last three financial periods of the Company ended on the Audited Accounting Date and such accounts have not (save as therein disclosed) been affected by an extraordinary or exceptional or non-recurring item or by any other circumstances rendering the profits or losses for period covered by the accounts unusually high or low.

3.3	The Accounts (i) show a true and fair view of the assets, liabilities, capital commitments and the state of affairs of the Company as at the Audited Accounting Date and of the profits and loses of the Company for the period concerned. (ii) reserve or provide in full for depreciation and all bad and doubtful debts and all other liabilities, actual, contingent or otherwise and for all financial commitments in existence at the Audited Accounting Date; (iii) reserve or provide in full for Taxation including any contingent or deferred liability therefore for which the Company was at the Audited Accounting Date liable and whether or not the Company has or may have any right of reimbursement against any other person.

3.4	The Management Accounts have been prepared in accordance with the disclosed accounting policies of the Company and on a consistent basis with the preparation of the Accounts and show a fair view of the assets and liabilities, profits and losses of the Company as at and to the Management Accounts Date.

3.5	All the accounts, books, registers, ledgers and financial and other material records of whatsoever kind of the Company have been fully properly and accurately kept and completed.

4.	CHANGES SINCE AUDITED ACCOUNTING DATE

Since the Audited Accounting Date:

4.1	The business of the Company has been carried on in the ordinary course and so as to maintain the same as a going concern;

4.2	No material changes have occurred in the assets and liabilities (whether actual or contingent) shown in the Accounts and there has been no reduction in the value of the net tangible assets of the Company on the basis of valuation adopted in the Accounts and there has been no adverse change in the financial position or trading prospects of the Company.

4.3	The business of the Company has not been adversely affected by the loss of any important contract or customer or source of supply or by any abnormal factor and the Vendor are not aware of any facts which are likely to give rise to any such effects;

4.4	No dividends, bonuses or distributions have been declared, paid or made except as provided for in the Accounts and no shareholders’ resolutions have been passed.

5.	TAXATION

5.1	The Company has duly and timely submitted all of the genuine, complete taxation applications and other relevant documents to relevant competent Taxation authorities in accordance with applicable laws and requirements of such taxation authorities. And except the information disclosed to the Purchaser during the due diligence course on Sunstone before the execution of this Agreement, the Company has duly paid all of the taxation payable to it.

5.2	The Company does not have any current, or contingent, or delayed payment of taxation liability except those occurred in the ordinary course of business of the Company.

5.3	Save as disclosed to the Purchaser through the due diligence course on Sunstone before the execution of this Agreement, the Company does not have in existence any violation of any relevant tax laws and regulations, nor receives any notice of or has in existence any risks of any inquiry, or investigation, or penalty by any relevant governmental authorities in relation to the taxation issues.

5.4	Vendor’s Liability on Taxation Issues

Any taxation liability incurred to the Company after the Completion of the share purchase transaction directly or indirectly due to the business conducts on behalf of the Vendor before the Completion of the Sale Sharess purchase transaction herein (including but not limited to any other transaction, conduct, omission, situation and circumstances no matter whether these matters have been disclosed to the Purchaser or acknowledged by the Purchaser) shall be borne by the Vendor.

Upon the occurrence of the above-said situations, the Vendor shall use its dividends payable by the Company or its shares of the Company with the value equivalent to the taxation liability (the value of the share shall be calculated in accordance with the pricing standard of the Sale Shares under this Agreement so as to determine the ratio of the shares to be transferred) to repay the Purchaser or any other third party designated by the Purchaser to perform the Taxation Indemnity under Clause 5.4 of this Agreement.

6.	ASSETS

The assets included in the Accounts or acquired since the Audited Accounting Date and all assets used by the Company are legally and beneficially owned by the Company free from any mortgage, charge, lien or similar encumbrance except those which had been fully disclosed to the Purchaser during the due diligence course on Sunstone conducted by the Purchaser before the execution of this Agreement; are not the subject of any agreement of lease, hire purchase or sale on deferred terms; are in the possession or under the control of the Company; are in good condition; and comprise all the assets required to enable the company to carry on its business fully and effectively in the ordinary course.

7.	INTELLECTUAL PROPERTIS

The Company has a complete title (including but not limited to the right of use, obtaining benefit, disposal, transfer and mortgage) or lawful right of use over its used or being used trade marks (either registered or un-registered), trade names, patents, know-how, copyrights, neighboring rights, names, website domain names, commercial software, commercial computerized program and other intellectual properties. The Company has not in carrying on its business in the past used or required to use, and does not own, any intellectual property rights or similar rights. Neither the Company nor any of its staff or employees has infringed any third party’s Intellectual Property Rights or is subject to any claims for infringement of Intellectual Property Right, and no claims have been made and no applications or proceedings are pending. The Company did not use or was required to use any illegally owned or not owned intellectual properties or other similar rights. The Company and its employees, staff did not infringe any other third party’s intellectual property rights or forced to compensate to any other third party for such infringement. The Company also did not get involved into any pedant litigation or proceeding.

8.	INSURANCE

Details of all current insurance policies in respect of which the Company has an interest have been disclosed in writing to the Purchaser; all such policies are in full force and effect and are not void or voidable; no claim is outstanding or may be made under any of such policies and no event has occurred or circumstances exist which are likely to give rise to any claim; nothing has been done or omitted to be done which is likely to result in an increase in premium; and nothing has been done or omitted to be done which would make any such policy of insurance void or voidable.

9.	REAL ESTATE

9.1	The Company comprises all the land and premises owned, leased, used or occupied by the Company and all the rights vested in the Company.

9.2	Except those had been disclosed to the Purchaser during the Due Diligence course conducted by the Purchaser on the Company before the execution of this Agreement, full and accurate particulars of all title deeds and documents, tenancy, lease or license agreement or other rights of occupation relating to the Property or any agreements (whether written or oral) to grant the same have been disclosed to the Purchaser and the Company has in all respects observed and complied with the provisions of all such deeds, documents, tenancies, leases and agreements.

9.3	The Company has fully paid in the price payable according to each of the Grant Agreement of State-Owned Land Use Right, or Real Estate Purchase Agreement or Lease Agreement or any other relevant Agreement respectively.

9.4	The Company has a good and transferable title over its real estates.

10.	COMPANY CONTRACTS

10.1	The Company is not a party to any of the following contracts: (i) under which any party is in default; (ii) which may be affected by reason of the sale of the Sale Shares; (iii) which may be rescinded, avoided or terminated by any party thereto.

10.2	The Company has no material, long term, onerous or unusual contract or commitment binding upon it nor any contract entered into otherwise than on an arms length basis or otherwise than in the ordinary course of business.

10.3	The Company has given no guarantee, condition or warranty or made any representation in respect of goods or services supplied or contracted to be supplied by it or accepted any obligation that could give rise to any liability after any such goods or services have been supplied by it.

11.	BUSINESS

11.1	The Company has obtained, maintained in force and complied with all necessary licenses and consents required for the proper carrying on of its business and to the best of the knowledge, information and belief of the Vendor there are no circumstances which indicate that any such licenses or consents will be revoked or not renewed. Especially those governmental approvals, certificates, permits and authentications required to conduct ordinary business of Sunstone within its legal business scope, including but not limited to Manufacturing Certificate, GMP Certificate, New Drug Certificate and its approval number, relevant environmental impact assessment report and the approval thereof, official project assessment and acceptance for the construction in process in accordance with relevant laws and regulations which will not be revoked, renewed or adversely affected.

11.2	The Company has complied with all applicable legislation and regulations and is not in breach of any requirement of laws and regulations in Hong Kong, China or the United States or any other country. The marketing network, market mode, distribution conduct and any other relevant commercial conducts in relation to the Company or its products have not been punished or claimed by any relevant competent governmental authorities as of the date of this Agreement. After execution of this Agreement, there will not be any claim or penalty against the Company by any relevant governmental authorities due to the marketing network, market mode, distribution conduct and any other relevant commercial conducts of Company’s products occurred before the Completion of the Sale Shares under this Agreement.

11.3	All the Company’s records, systems, controls date and information are under the exclusive ownership and direct control of the Company.

12.	AFFILIATED TRANSACTION

All transactions or transfer of any resources or responsibilities, or any other commercial conducts with its affiliates have been fully disclosed to the Purchaser and the above-said conducts are on a fair and reasonable basis without any violation of applicable laws and regulations, nor any warning, recourse or penalties from competent governmental authorities.

13.	DEBT

13.1	Except the debts recorded in the Auditor’s Report or the Management Accounts of the Company which had been disclosed to the Purchaser during the due diligence course on the Company conducted by the Purchaser before execution of this Agreement, the Company does not have any other outstanding borrowing or indebtedness in the nature of borrowing.

13.2	Except those disclosed to the Purchaser during the due diligence course on the Company conducted by the Purchaser before execution of this Agreement, the Company has not entered into and is not bound by any guarantee, indemnity or other agreement to secure an obligation of a third party under which any liability or contingent liability is outstanding.

14.	ENVIRONMENT PROTECTION

14.1	The site, facilities, assembly lines, the buildings and the designs thereof of the Company are in full compliance with the applicable Laws in force for the time being, and to laws, regulations, rules, and permits related to land administration, environmental protection, water and soil conservation, construction standards, fire prevention and worker safety in effect as of the date hereof.

14.2	There is no pre-existing environmental contamination under, above or around the site, facilities, assembly lines and the buildings, whether due to the operation of the machinery and facilities or otherwise.

14.3	There are no impediments or difficulties to the Company being able to obtain and maintain for the site, facilities, assembly lines and the buildings all necessary waste disposal, waste water treatment services and the like in full compliance with all relevant laws, regulations and rules related to land administration, environmental protection, water and soil conservation, construction standards, fire prevention and worker safety.

14.4	The site, facilities, assembly lines and the buildings are free from any environmental liabilities to and claims, investigation, penalty and other proceedings from both government and non-government parties.

15.	EMPLOYMENT DISPUTEAND EMPLOYMENTCONTRACT

15.1	The Company has entered into lawful, effective and enforceable employment contracts with its employees. The Company is not involved in any dispute, arbitration or lawsuit proceedings pending with any of its employees. There are no material adjustment in respect of the contents of the employment contracts and the execution and performance thereof within two years before the date of the Completion of the Sale Shares.

15.2	The Company has made proper social or other insurances for its employees in accordance with the applicable laws and the payment of all the relevant insurance fees has been timely made. And the Company has made any contributions (including without limitation the housing fund) or arrangement required for its employees in accordance with the applicable laws.

15.3	As of the date of this Agreement, the Company has not introduced any share incentive scheme, share option scheme or profit sharing bonus or other such incentive scheme for all or any of its directors, key management or employees.

16.	LITIGATION AND VIOLATION

16.1	Neither the Company nor any person for whose acts or defaults the Company may be vicariously liable is involved in any civil, criminal or arbitration proceedings, no such proceedings are pending or threatened against the Company or any such person and to the best of the knowledge information and belief of the Vendor there are no facts likely to give rise to any such proceedings.

16.2	There are no governmental or other investigations or inquiries or disciplinary proceedings concerning the Company, none is pending or threatened and, to the best of the knowledge, information and belief of the Vendor there are no facts likely to give rise to such investigation, inquiry or proceedings.

17.	SINGLE INVESTMENT

Save as disclosed to the Purchaser by the Vendor during the due diligence conducted by the Purchaser on Sunstone, the Company has never conducted or engage in any business of or entered into any agreements or contracts with or contributed or invested in any third party, nor has the Company held any shares, equity, property or interests (whether holding any such shares, equity, property or interests in the capacity of the Company or through empowering any other party or being authorized by any other party) in any companies, institutions or firms except in Sunstone.

18.	CAPITAL OF SUNSTONE

Sunstone has duly and timely paid in full the registered capital and relevant contribution has been duly completed.

19.	COMPLIANCE

The Company has carried out its business in accordance with the applicable laws and regulations and its articles of association at any time and in all respects. The Company has no in existence conducts in contravention of any laws or regulations or the articles of association.

SCHEDULE III
The License Agreement on Trademarks and the List of Sunstone or the Company

SCHEDULE IV
The License Agreement on Patents and the List of the Patents licensed to
Sunstone by Han Zhiqiang